082-03023

GOLDEN HOPE
MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

SEC
Mail Processing
Section

JUN 26 2008

Washington, DC
101

08003456

June 19, 2008

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

GOLDEN HOPE MINES LIMITED

PROCESSED
JUL 03 2008
THOMSON REUTERS

Debra Chapman
Assistant Secretary

/dc

Encl.

dw 6/27

GOLDEN HOPE MINES LIMITED **NEWS**

GOLDEN HOPE ANNOUNCES CLOSING OF FIRST TRANCHE OF FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario – June 19, 2008 – Golden Hope Mines Limited ("Golden Hope" or the "Company") (TSX-V: GNH and PK: GOLHF) is pleased to announce the closing of a private placement offering consisting of 2,150,000 flow-through common shares of the Company (the "Flow-Through Shares") at a price of $0.20 per Flow-Through Share (the "Offering") for gross proceeds of $430,000. The Flow-Through Shares are subject to a four month hold period expiring on October 19, 2008.

The company is in current negotiations with diverse parties to close the remainder of the planned financing.

Golden Hope will use the proceeds from the Offering to advance the exploration on its Bellechasse project in Quebec as well as for property acquisition and general working capital purposes.

The Company paid certain registered brokers (the "Brokers") commission fees in the aggregate amount of $27,950. In addition, the Company issued 139,750 broker warrants (the "Broker Warrants"). Each Broker Warrant will entitle the holder to buy one Common Share at $0.24 per Common Share. The Broker Warrants will be exercisable, in whole or in part, until December 18, 2009.

About Golden Hope: Golden Hope Mines Limited is a mineral exploration company that seeks to grow shareholder value through the acquisition, exploration and development of potentially large-scale gold, silver and base metal projects suitable for underground and/or open-pit mining. The company's two areas of interest are located in Quebec, Canada and Maine, U.S. The Bellechasse gold project in Quebec includes the Timmins and Ascot gold zones, the Coucou volcanic target and a number of newly claimed serpentinite geological formations. For further information on Golden Hope, visit www.goldenhopemines.com.

Contact Information

Louis Hoël
President
Golden Hope Mines Limited
Tel: 416-365-3509
Fax: 416-864-0175
info@goldenhopemines.com

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in forward-looking statements. These include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the company, investors should review registered filings at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

END